Exhibit 99.115

NexTech AR Signs Deal With Romios Gold Resources Inc.

NexTech’s 3D augmented reality (AR) solution penetrates the mining industry

New York, NY – Toronto, ON – January 14th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality (AR) for eCommerce and AR learning applications is pleased to announce that Romios Gold Resources (TSX.V: RG / OTC: RMIOF) a junior mining company, has contracted for the company’s 3D/AR omni-channel services. Today’s announcement marks the beginning of a significant new use case and opportunity for NexTech’s AR Solutions in the mining sector. The top 40 global mining companies, which represent a vast majority of the whole industry, reported some $683 billion U.S. dollars of revenue in 2018 according to Statista. NexTech’s industry-leading AR technology will help drive Romios marketing activities in 2020 and creates an enormous new business opportunity for NexTech.

“Romios Gold Resources is delighted to work with NexTechAR as we introduce Augmented Reality to the Resource industry together. Tom Drivas, President and Director continues, “We believe there is great value in allowing potential investors and industry experts to view core samples from our exploration projects in high-fidelity 3D. Going forward we will look to find other innovative ways to leverage this technology into our various marketing strategies, and pioneer together, new industry standards.”

Evan Gappelberg CEO of NexTech comments “We are excited that Romios has adopted NexTech’s powerful and industry-leading augmented reality offering to drive its product marketing and client education activities. Our 3D augmented reality solution and our AR learning tools will help Romios to bridge the gap by showing what actual core samples look like in 3D/AR for investors and potential investors creating a critical use case to Romios and the mining industry. “ He continues, “We are always looking for new industries to leverage our AR solutions. The mining sector is certainly a new industry for us and we are the first companies to create 3D/AR core samples, which we believe could become a new industry standard for the entire mining industry.”

NexTech will be attending PDAC the world’s premier mineral and exploration mining convention March 1- 4th at the metro Toronto Convention Centre to showcase these core samples and mine for more business.

The Company paid Octagon Media Corp. 150,000 options priced at $2.00 with a 7- month term plus $60,000 for investor relations services.

About NexTech AR Solutions Corp.

NexTech is a leader in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce:

The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ’full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University;

Having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios: expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform:

Expected to launch in Q4 2019/Q1 2020, the ad platform will be the industry’s first end-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that is incorporated by reference herein, except as required by applicable securities laws.

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